Exhibit 99.2

ALMADEN MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2014

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of November 12, 2014.  This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Almaden.

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the condensed consolidated interim financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated interim financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A:

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage exploration;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous development work on the Tuligtic project;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

HIGHLIGHTS

During the quarter ended September 30, 2014, virtually all of your Company’s efforts were focused on the Ixtaca gold/silver project in Puebla State, Mexico.

On January 22, 2014, the Company announced the results of an updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone on the Tuligtic property.  This new resource data formed the basis of a maiden Preliminary Economic Assessment (“PEA”) which was reported on April 16, 2014 and an updated PEA which was announced September 3, 2014 which can be found on Sedar, Edgar and the Company’s website.

On October 21, 2014, the Company announced that its Board of Directors has unanimously approved a strategic reorganization of its business.  Almaden's early stage exploration projects, royalty interests and certain other non-core assets will be transferred to a newly incorporated company (“Spinco”).  Shareholders of the Company will receive shares in Spinco in proportion to their shareholdings in Almaden.  There will be no change to shareholders’ existing interests in the Company.

Spinco will hold the following key assets:

•	a 2% Net Smelter Return (“NSR”) royalty on the Company’s Tuligtic property in Mexico, which hosts the Company’s Ixtaca gold-silver development project;
•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project currently operated by Goldgroup Mining Inc.;

•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project currently operated by Gold Mountain Mining Corp.;
•	a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and the United States identified through the Company’s past prospect generator activities;
•
a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects, many of which are located in eastern Mexico in geological environments similar to the recent Ixtaca and Caballo Blanco discoveries; and

•	sufficient working capital to satisfy stock exchange requirements.

The Ixtaca gold/silver project will remain in Almaden.

It is intended that, as part of the reorganization, Almaden's current shareholders will receive shares of Spinco by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Spinco.  This exchange is intended to be taxed in a manner similar to a return of capital on the shares of Almaden.  Warrantholders of Almaden will receive warrants of Spinco which are proportionate to, and reflective of the terms of, their existing warrants.  The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), and must be approved by the Supreme Court of British Columbia and by the affirmative vote of 66 2/3% of Almaden’s shareholders in attendance at a shareholders’ meeting.  The Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V").  Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V.

OUTLOOK

Almaden has sufficient cash on hand to conduct its exploration and development plans for the next fiscal year with focus on Ixtaca.  The updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone released January 22, 2014 and the updated PEA reported September 3, 2014 will now be the starting point for on-going engineering studies aimed to result in a Pre-Feasibility Study (“PFS”).  While advanced engineering studies will be the emphasis of this year’s work program, the Company will also focus the 2014 drill program on the testing of other high priority exploration targets on the property.

The Company is also planning exploration programs on the other assets.  The prime targets for renewed activity are:

Mexican Projects:

o
El Cobre – In 2013, the Company started a small exploration drill program but decided to suspend it to focus available funds on the Ixtaca program.  Drilling to date on one target was encouraging and several other high potential targets remain untested.

o	Others – The Company is cautiously advancing a regional pipeline of projects along trends identified from the Company’s extensive past exploration programs.

Nevada, USA Projects:

o	Willow – A first stage drill program has been planned and permitted to test both a high sulphidation epithermal gold target and a porphyry copper-gold target.

Canadian Projects:

o	Merit – In September 2014, the Company drilled two diamond drill holes totaling 559 metres on the Merit property.

Background

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties focused in Canada, United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE MKT under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on exploration efforts in Mexico, United States and Canada, seeking to identify new projects through early stage grassroots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.  Through this means, the Company endeavours to expose its shareholders to discovery and capital gain without as much funding and consequent share dilution as would be required if the Company were to have developed all these projects without a partner.  The Company will advance projects further when they are considered of such merit that the risk/reward ratio favors this approach.  If the property has been optioned out with unsatisfactory results but it is considered by the Company to still have merit, it may do more work to demonstrate further potential as  was the case at Ixtaca.

The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone before seeking partners for them.  In this way, the Company expects to attract stronger partners for options and joint ventures.  Because the Company has the technical capability to conduct its own geological and geochemical surveys and owns its own geophysical and drilling equipment, it is in a position to quickly eliminate and absorb the cost of projects that fail to show promise after initial testing and expects to negotiate better deals for the few that deliver good results.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 (“NI 43-101”) and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act.  Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the more active mineral properties owned by the Company.  Additional information can be obtained from Almaden’s website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold.  The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area.  Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.  Almaden has several other projects staked along this trend.

Recent Updates

On April 16, 2014, the Company announced the positive results from the maiden National Instrument (NI) 43-101 compliant Preliminary Economic Assessment (“PEA”) on its 100% owned Ixtaca Gold-Silver deposit, Mexico. On September 3, 2014 the Company reported an updated National Instrument (NI) 43-101 compliant PEA which significantly reduces initial capital.  Initial capital is further reduced with an alternative “ramp-up” case that starts with a smaller 7,000 tonnes per day mill and ramps up to a 30,000 tonnes per day by Year 6.   Both PEAs were prepared by Moose Mountain Technical Services (“MMTS”) and Knight Piésold Ltd. (“KP”). The conclusions and recommendations of both PEAs are that the Ixtaca deposit may be economically viable and the Company should proceed to a Pre-Feasibility study ("PFS"). Highlights of the updated PEA are summarised below (all values shown are in $US).

It should be noted that this PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA forecast will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

PEA Update Uses:

•	The same resource model as the maiden PEA;
•	Base Case mill throughput of 30,000 tonnes per day;
•	Mine production schedule which targets higher grades earlier and results in improvements to the maiden PEA;
•	A new waste model incorporating significantly lower specific gravity for the volcanic rock unit;
•	Lower mining costs for the volcanic unit based on a review of its characteristics;
•	Waste rock from the volcanic unit constitutes more than 90% of pre-stripping material which results in a significant reduction of initial capital;
•	The adoption of conveying to the mill.

All other inputs and parameters for the PEA update remain the same as the maiden PEA including base case metal prices ($US 1320/oz gold and $US 21/oz silver). The ramp-up case uses higher processing costs for the lower throughput years. Highlights of the PEA update are summarised below (all values shown are in $US).

PEA UPDATE HIGHLIGHTS:

Base Case Improvements:
•	Initial Capital is reduced by 19% to $399 Million;
•	Economic Results :
o	Pre-tax Net Present Value (“NPV”) of $842 Million at a 5% discount rate and internal rate of return of 37%;
o	After-tax (including new Mexican Mining Duties) NPV(5%) of $515 Million and internal rate of return of 28%;
o	After-tax payback of Initial Capital in 2.5 years.

Ramp-Up Case:
•	Initial Capital is a 40% reduction of the Base Case to $244 Million;
•	Initial production rate of 7,000 tonnes per day expanding to 30,000 tonnes per day in year 6;
•	After-tax payback of initial capital in 4.5 years and after-tax payback of expansion capital in 0.4 years.
•	Expansion is financed internally from cash flows in years 4 and 5;
•	Pre-tax NPV(5%) of $699 Million and internal rate of return of 29%;
•	After-tax (including new Mexican Mining Duties) NPV(5%) of $427 Million and internal rate of return of 23%;

Geology and Mineral Resources

The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units (calcareous clastic rocks) and crosscutting pre-mineral altered dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone. Since that time drilling has been focused on expanding and infilling the known resource base for this PEA which utilised the NI 43-101 Compliant Updated Mineral Resource Estimate released January 22, 2014, performed by Gary Giroux, P.Eng., qualified person under the meaning of NI 43-101, and summarised in Table 1 below. The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains. Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 meters in dimension by Ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

Table 1: Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted. Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.

Production and Processing

The Ixtaca gold-silver project is planned as an open pit mining operation using contractor mining. Contactor mining operating costs are assumed to be higher than expected owner-operated mining costs. Major mining equipment is comprised of 177-tonne capacity haul trucks with 27m3 shovels. The estimated mining inventory is comprised of 218 million tonnes of rock and 125 million tonnes of mineralized material with an average mill feed grade of 0.430 grams per tonne gold and 25.71 grams per tonne silver. A total of 1.56 million ounces of gold and 93.5 million ounces of silver would be produced over the life of mine. The PEA Update base case includes a 30,000 tonne per day process plant to produce gold and silver doré on site. The process plant includes conventional crushing, grinding, gravity, flotation, concentrate leaching and Merrill-Crowe extraction process. Average process recoveries for gold and silver are expected to be 90% based on test work carried out at the Blue Coast Research Ltd laboratory in British Columbia, Canada under the supervision of MMTS. The following table summarizes the production and processing parameters:

Table 2 – Base Case Projected Production and Processing Summary
Total Mill Feed Material	125.3 Million tonnes
Processing Rate	30,000 tonnes per day
Life of Mine (LOM) Strip Ratio	1.7 : 1
	Gold	Silver
Average Mill Feed Grade	0.430 g/t	25.71 g/t
Average Process Recoveries	90%	90%
Average Annual Production LOM (ounces)	130,000	7,788,000
Total Production (ounces)	1,562,000	93,461,000

Capital and Operating Costs

The total estimated initial capital cost for the Ixtaca gold-silver project is $399 million and the estimated total LOM operating costs are $14.48 per tonne mill feed. The following tables summarize the cost components:

Table 3 – Base Case Initial Capital Costs ($ Millions)
Site Infrastructure	$20.4
TMF and Water Management	$44.7
Pre-stripping	$64.5
Mining Equipment	$8.0
Process Plant, Doré Plant and Conveyor	$194.5
Indirects, EPCM, Contingency and Owner’s Costs	$67.4
Total	$399.4*
*Numbers may not add due to rounding

Table 4 – Base Case Projected Operating Costs ($)
Contractor mining	$1.81	$/tonne mined
Contractor mining	$3.89	$/tonne milled
Stockpile re-handling	$1.00	$/tonne re-handled
Stockpile re-handling	$0.34	$/tonne milled
Processing	$9.00	$/tonne milled
Lower Throughput Processing	$14.00	$/tonne milled
Life of Mine G&A and GME	$0.97	$/tonne milled
Life of Mine TMF management and reclamation	$0.28	$/tonne milled

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices for both start-up scenarios to two alternative metal price situations are presented below. The three metal price scenarios match the maiden PEA scenarios. The maiden PEA base case prices were derived from a combination of spot prices in 2014 and current common peer usage. The Alternate Case prices represented the lowest sustained prices of the metals over the previous three years. The 3 year trailing average prices represented the upside potential should metal prices regain their previous strength.

Table 5- Base Case Summary of Ixtaca Gold-Silver Economic Results and Sensitivities ($ Million)
	Alternate Case*		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1200		$1320		$1530
Silver Price ($/oz)	$18		$21		$29
Net Cash Flow	$889	$558	$1,334	$852	$2,334	$1,496
NPV (5% discount rate)	$538	$315	$842	$515	$1,514	$950
NPV (8% discount rate)	$395	$216	$640	$378	$1,179	$727
Internal Rate of Return (%)	28.1%	20.8%	37.2%	28.3%	53.0%	41.4%
Payback (years)	2.7	3.0	2.3	2.5	1.7	2.0

*The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 9 years (from 12)

Table 6 – Ramp-Up Case Summary of Ixtaca Gold-Silver Economic Results* and Sensitivities ($ Million)
	Alternate Case**		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1200		$1320		$1530
Silver Price ($/oz)	$18		$21		$29
Net Cash Flow	$792	$494	$1,231	$779	$2,218	$1,415
NPV (5% discount rate)	$424	$246	$699	$427	$1,314	$826
NPV (8% discount rate)	$284	$151	$497	$294	$972	$603
Internal Rate of Return (%)	21.5%	16.7%	28.9%	23.2%	42.5%	34.8%
Initial Capital Payback (years)*	5.0	5.2	4.2	4.5	2.9	3.2
Expansion Capital Payback (years)	0.4	0.5	0.3	0.4	0.2	0.3
*Cash Flows, NPV and IRR numbers reflect the larger mill expansion capital being financed internally from production revenue. Payback is calculated without including the mill expansion capital in order for a relative understanding of the timing of revenue streams.
** The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 13 years (from 15)

Rock Management, Environment and Community

Almaden recognises the paramount importance of protecting the environment and, to facilitate the development of a sustainable project. Knight Piésold Ltd. (“KP”) have been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Project:

•	Protect surface and ground water quality;

•	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;

•	Minimize the project footprint.

In order to achieve these objectives Almaden and KP have instituted the following management strategies towards the submission of a Mexican Environmental Impact Statement.

Water Management – Almaden with KP has developed a comprehensive 2014 water management strategy including the commencement of a hydrometric and climate monitoring program, and the drilling of water measurement wells. The latest modelling using regional weather patterns suggest that management of rainfall and runoff from within the project area will provide sufficient water for continuous operations for the Ixtaca mine plan. Currently local communities use existing water supplies that come from natural springs located at higher elevations and upstream of the Ixtaca deposit. Stream flow upstream of the project will be either diverted around or collected, potentially creating a new fresh water supply source for local use, or used for mining and milling processes and before any would be discharged it would be treated to meet environmental guidelines.

Management of Rock – The limestone host rock, which constitutes approximately 1/3 of the total waste rock has buffering capacity. Static geochemical testing is currently underway to characterize this further.

Environmental Monitoring – Groundwater monitoring to ensure compliance with all applicable best management practice (BMP) technologies is a fundamental component of the Project. Flora and fauna studies are also underway.

Community - The Ixtaca deposit and any potential mining operation will be located in an area previously logged or cleared.  Existing land use in the project area is minimal. The Company has employed up to 70 local people in its drilling program who live local to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local communities to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated future studies are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Economic Impacts - The economic analysis set out in the PEA update also provides some possible indications of the potential economic impact of the Ixtaca Project on the local, Puebla State and Mexico economies, should the future work and permitting support development of a mining operation. Highlights include:

•	Direct employment of more than 400 people during the construction phase and 430 people during the subsequent approximately 12 year operating phase;

•	Gross investment of approximately $80 million in capital equipment and equipment manufacturing during the construction phase; and,

•
Approximately $483 million in direct taxes to all levels of government, including payments to the local Municipality ($60 million), Puebla State ($109 million) and Federal ($314 million) governments over the approximately 12 year operating life of the project, but excluding payroll taxes, sales taxes and income taxes paid by employees.

Metallurgical Gold and Silver Test Work

Almaden has previously reported preliminary metallurgical test results (for details consult Almaden’s news release of January 31, 2013 and the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR). These first test results showed that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for each geological domain. This preliminary test work indicates that leaching the combined gravity/flotation concentrate can produce a gold and silver doré on site. All geologic domains were tested using whole core composites selected to represent a range of grades.

Subsequent to the publication of the preliminary results in 2013, additional metallurgical work, on the original and new whole core composites, focused on optimizing gravity and rougher flotation results over a broader range of head grades. This work indicates overall Au and Ag recoveries from a combination of flotation and gravity concentration and intensive leaching of this combined concentrate to average 90% for Au and Ag across all geologic domains. Further PFS-level metallurgical test work focussing on process optimization is currently underway on variability samples collected from fresh drill core. This program will focus on the optimisation of the gravity/bulk flotation/concentrate and intensive leaching process.

Next Engineering and Development Steps

The Company has initiated work towards a Pre-Feasibility Study. Apart from further metallurgical studies (underway), the work initiated includes geo-mechanical (field work completed) and geotechnical (underway) drilling, static geochemical test work (underway) to characterise rock chemistry and long lead time environmental and water monitoring. Other work underway currently includes environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring. A NI 43-101 technical report for the Ixtaca Deposit PEA Update was filed on SEDAR (www.sedar.com) on October 17, 2014.

Qualified Persons, Quality Control and Assurance
The following companies have undertaken work in preparation of the PEA update:

•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)

•	Giroux Consultants Ltd. (Mineral Resource Estimation)

•	Moose Mountain Technical Services (Overall Report Preparation, Mine Plan and Mineral Processing, Infrastructure and Financial Model)

•	Knight Piésold Engineering Ltd. (Geotechnical, Environmental, Rock and Tailings Management)

The independent qualified persons responsible for preparing the Ixtaca Preliminary Economic Assessment are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of the news release dated October 17, 2014.

MMTS is an association of Geologists, Engineers and Technicians providing experienced knowledge in Geology, Mine Engineering, and Metallurgical Services and Support to the mining industry for over 15 years. Through their network of associates they provide an integrated team of experts and QP’s. Services range from early grassroots exploration and development, block model builds, resource and reserve estimates, advanced planning and studies for mine proposals (including operational support), process design and permitting process guidance and support. MMTS has experience working on coal, gold, silver, copper, molybdenum, and tungsten deposits throughout North and South America and around the world. A list of specific projects worked on by MMTS can be found at www.moosemmc.com.

Knight Piésold is an international consulting firm and recognized leader in providing engineering and environmental services.

The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by four acid digestion and Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”) finish. Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of Almaden’s drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101. All drill sections and related assay data from the 2013 drilling program used in the resource estimate have been posted to the Company’s website.

Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property. The 14,000 hectare Tuligtic claim covers an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in the PEA update.

Upcoming / Outlook
The Company plans to continue advanced engineering studies in 2014 and 2015.  Drilling will also be considered on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone.

El Cobre – Mexico
100% owned (subject to a 0.5% NSR)

In 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  As part of the transaction, Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company now owns a 100% interest in the El Cobre subject to a sliding scale royalty payable to a third party.

Location and Ownership

The El Cobre project is located adjoining the Caballo Blanco project in Veracruz State, Mexico.

Recent Updates

The El Cobre project covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers.  Drilling by Almaden and past partners along this strike length has returned significant copper and gold values.  The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks.  Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth.  More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile.  In November 2011, Almaden commenced a TITAN 24 CSAMT-IP geophysical survey of the property.  This program was planned to help identify where to focus a program of deeper drilling.  Almaden’s 100% interest in the El Cobre project is subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for US$3,000,000.

During the three months ended September 30, 2014, the Company incurred a total of $45,602 of exploration costs on El Cobre compared to $30,646 during the same period in 2013.  During the nine months ended September 30, 2014, the Company incurred a total of $100,728 of exploration costs on El Cobre, primarily on maintaining the property, compared to $191,670 during the same period in 2013.

Upcoming / Outlook

A 5,000-meter exploration drill program was suspended in early 2013 after completing two holes on one of the multiple targets due to budgetary reasons to allow the Company to focus on the Ixtaca Zone of the Tuligtic project.  Further exploration of this project will be resumed when economic conditions are more favourable.

ATW – NWT, Canada
66.2% through ownership of shares in ATW Resources Ltd.

Location and Ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects:  The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd.’s DO-27 Kimberlite lies 20 kilometres to the northeast.

The Company has a 66.2% joint venture (“JV”) interest in ATW with ATW Resources Ltd.  The JV is operated by Almaden and all parties have a working interest.

Recent Updates / Outlook

No field work has been conducted during 2014.  Further exploration of this project will be resumed when economic conditions are more favourable.

During the three months ended September 30, 2014, the Company spent $7,555 on maintaining the property compared to $8,032 during the same period in 2013. During the nine months ended September 30, 2014, the Company spent $15,653 on maintaining the property compared to $16,165 during the same period in 2013.

Willow – Nevada, USA
100% owned

Location and Ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.

Recent Updates / Outlook

In 2011, the Company completed a TITAN 24 geophysical survey on the Willow project. Geological review of this work was used to select drill targets.  A drill program has been permitted but will be subject to staff and budget availability.

During the three months ended September 30, 2014, the Company spent $24,524 on maintaining the property compared to $20,885 during the same period in 2013. During the nine months ended September 30, 2014, the Company spent $25,144 on maintaining the property compared to $22,393 during the same period in 2013.

Other properties

(i) Nicoamen River – B.C., Canada
100% owned

The Company acquired a 100% interest in the Nicoamen River property by staking.

(ii) Skoonka Creek – B.C., Canada
34.14% interest

The Company has a 34.14% interest in the Skoonka Creek property.

(iii) Merit – B.C., Canada
100% owned

The Company acquired a 100% interest in the Merit property by staking. In September 2014, the Company drilled two diamond drill holes totaling 559 metres on the property.

(iv) San Jose - Mexico
100% owned

The Company purchased a 100% interest in the San Jose claim.  During the three months ended September 30, 2014, the Company incurred $214 on the property (three months ended September 30, 2013 - $23,679).  During the nine months ended September 30, 2014, the Company incurred $427 on the property (September 30, 2013 - $23,874). All costs were written-off to operations.

(v) Matehuapil and Santa Isabela – Mexico

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  In 2008, the purchase price was paid outright.  A bond in the amount of $138,929 (“Mineral property deposit”) to pay for the purchase of an NSR royalty was required to remain in place until the NSR is purchased.  The Company abandoned the claims in 2013 and the bond was released on September 3, 2014.

(vi) Caldera – Mexico
100% owned

The Company acquired a 100% interest in the Caldera property by staking.  This gold project located in Puebla State, Mexico, 10 km from Almaden’s Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in March and April 2009 with encouraging results.  A drill program was undertaken by Windstorm Resources Inc. in 2011 who had optioned the property.  The Company may consider further work based economic conditions.  During the three months ended September 30, 2014, the Company spent $16,144 on the property (three months ended September 30, 2013 - $10,315).  During the nine months ended September 30, 2014, the Company incurred $35,846 primarily to maintain the claims (nine months ended September 30, 2013 - $69,910).  All costs were written-off to operations.

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 28, 2014.

Market volatility for marketable securities
The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry
The Company is engaged in the exploration of mineral properties, an inherently risky business.  There is no assurance that a mineral deposit will ever be discovered, developed and economically produced.  Few exploration projects result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.  The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates
The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

The prices of Gold, Silver and other metals
The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels.  In addition, the price of gold has been volatile over short periods of time due to speculative activities.  The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its productions thus being more dependent on demand for the main mine product than supply and demand for silver.  The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements
The Company currently has no revenue from operations.  If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest.  Additional capital would be required to put a property into commercial production.  The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party.  The Company currently has sufficient financial resources to undertake all of its currently planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rates fluctuations
Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows.  The exchange rates have varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos.  Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results.  The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental
The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms.  Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations
The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.  These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and the United States.

Title to mineral properties
While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders
The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants
At November 12, 2014 there were 6,345,000 stock options, 6,376,000 warrants and 234,000 finder’s warrants outstanding.  Directors and officers hold 5,360,000 of the options and 985,000 are held by employees and consultants of the Company.  Directors hold 141,650 of the warrants.

Trading volume
The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price
Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition
There is competition from other mining exploration companies with operations similar to Almaden.  Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management
The Company depends heavily on the business and technical expertise of its management.

Conflict of interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists.  Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At September 30, 2014, the Company concluded that impairment indicators exist with respect to certain exploration and evaluation assets.  An impairment of exploration and evaluation assets of $61,981 for the three months ended September 30, 2014 (three months ended September 30, 2013 - $59,769) has been recognized.  An impairment of exploration and evaluation assets of $103,097 for the nine months ended September 30, 2014 (nine months ended September 30, 2013 - $235,390) has been recognized.

Material Financial and Operations Information

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $CAD	Sep 14 Quarter	Jun 14 Quarter	Mar 14 Quarter	Dec 13 Quarter	Sep 13 Quarter	Jun 13 Quarter	Mar 13 Quarter	Dec 12 Quarter
		$	$	$	$	$	$	$
Total revenue	40,298	119,076	59,610	62,705	53,418	49,100	55,209	75,319
Net loss	(1,115,388)	(633,908)	(1,106,072)	(2,760,252)	(915,280)	(1,000,845)	(1,680,232)	(5,414,896)
Loss per share – basic	(0.01)	(0.01)	(0.02)	(0.04)	(0.01)	(0.02)	(0.03)	(0.09)
Loss per share – diluted	(0.01)	(0.01)	(0.02)	(0.04)	(0.01)	(0.02)	(0.03)	(0.09)
Income (loss) on exploration and evaluation assets	13,451	41,660	-	(613,064)	(218,532)	-	115,590	5,000
Write-down of interests in exploration and evaluation assets	61,981	9,746	31,370	135,648	59,769	19,975	155,646	328,492
Share-based payments	193,500	27,300	285,000	-	-	370,550	11,400	201,200
Working capital	11,825,360	9,666,492	11,161,822	12,676,166	16,803,537	18,197,558	16,087,288	19,474,784
Total assets	52,444,106	47,707,942	48,488,138	48,987,933	50,116,249	49,513,984	47,020,941	49,132,316
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended September 30, 2014 compared to the three months ended September 30, 2013

For the three months ended September 30, 2014, the Company recorded a net loss of $1,115,388 or $0.01 per share compared to a net loss of $915,280 or $0.01 per share for the three months ended September 30, 2013.  The increase of $200,108 in net loss was primarily the result of an increase in share-based payments and impairment of marketable securities which was partially offset by the increase in income on exploration and evaluation assets during the current quarter.

Because the Company is an exploration company, it has no revenue from mining operations.  The revenue of $40,298 during the three month quarter ended September 30, 2014 consisted of interest income, other income from office rental and a drill program undertaken for a third party compared to  interest income and other income from office rental during the three month quarter ended September 30, 2013.

During the three months ended September 30, 2014, there was income on exploration and evaluation assets of $13,451 which relates to a refund of the British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in B.C compared to loss of $218,532 resulting from the sale of properties during the nine months ended September 30, 2013.

General and administrative expenses were $569,641 in the third quarter of 2014 (third quarter of 2013 - $480,331).  The increase in general and administration expenses of $89,310 is the result of higher professional fees and stock exchange fees which were offset by lower travel and promotion  expenses and depreciation expenses.

General exploration expenses of $138,023 were incurred in the third quarter of 2014 compared to $165,564 for the three months ended September 30, 2013.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended September 30, 2014 compared to September 30, 2013 include the impairment of marketable securities of $162,777 (September 30, 2013 - $Nil).  The impairment of marketable securities relates to significant or prolonged losses of equity securities held by the Company.  Share-based payments was $193,500 during the current quarter compared to $nil during the comparable quarter in 2013.  Share-based payments are recognized on the grant of stock options.  Loss on fair-value of contingent shares receivable was $16,500 during the quarter ended September 30, 2014 (quarter ended September 30, 2013 - $nil).  The contingent shares receivable is based on the fair value of Gold Mountain Mining Corporation’s and Goldgroup Mining Inc.’s common shares at quarters end.

Results of Operations for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013

For the nine months ended September 30, 2014, the Company recorded a net loss of $2,855,368 or $0.04 per share compared to a net loss of $3,533,845 or $0.06 per share for the nine months ended September 30, 2013.  The decrease in net loss was primarily the result of a decrease in the loss on investment in associate.

The Company has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $218,984 during the nine months ended September 30, 2014 consisted of interest income, other income from office rental and a drill program undertaken for a third party comparable to revenue of $157,727 during the nine months ended September 30, 2013 consisting of interest income and other income from office rental.

During the nine months ended September 30, 2014, income on exploration and evaluation assets of $55,111 was mainly the result of a reduction of the December 31, 2013 accrual reversing previous years’ recovery of exploration costs compared to loss of $102,942 resulting from the sale of properties during the nine months ended September 30, 2013.

General and administrative expenses were $1,697,158 in the nine months ended September 30, 2014 (Nine months ended September 30, 2013 - $1,512,394). The increase in general and administrative expenses was primarily the result of higher professional fees and travel and promotional costs due to the announcement of the updated resource and PEA.

General exploration expenses of $443,248 were incurred in the nine months ended September 30, 2014 compared to $516,344 for the nine months ended September 30, 2013.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the nine months ended September 30, 2014 compared to September 30, 2013 included investment in associate, fair-value of contingent shares receivable, impairment of exploration and evaluation assets and impairment of marketable securities.  During the nine months ended September 30, 2014, the loss on investment in associate of $101,837 (September 30, 2013 – $777,072) was the recognition of the equity loss in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.  The gain on fair-value of contingent shares receivable was $45,000 during the nine months ended September 30, 2014 (Nine months ended September 30, 2013 – loss of 195,300).  The contingent shares receivable is based on the fair value of Gold Mountain Mining Corporation’s and Goldgroup Mining Inc.’s common shares at periods end.  Impairment of exploration and evaluation assets of $103,097 in the nine months ended September 30, 2014 (September 30, 2013 - $235,390) fluctuate period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset interest held at that time.  The impairment of marketable securities of $285,443 (September 30, 2013 - $Nil) relates to significant or prolonged losses of equity securities held by the Company.

Liquidity and Capital Resources

At September 30, 2014, the Company had working capital of $11,825,360 including cash and cash equivalents of $10,696,370 compared to working capital of $12,676,166 including cash and cash equivalents of $11,994,773 at December 31, 2013.  The decline in working capital of $850,806 is mainly due to the cash used for exploration and evaluation assets incurred at Ixtaca which was partially offset by the cash from the issuance of shares during the nine months ended September 30, 2014.  On August 1, 2014 the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000.

In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at September 30, 2014 was $2,152,474 or $1,877,706 above book value as presented in the financial statements.  The Company has no long-term debt.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  Management has a proven track record to be able to raise money even in very challenging financial marketplaces as evident in the private placements during 2014 and 2013.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Three months ended September 30, 2014

Cash used in operations during the quarter ended September 30, 2014 was $441,001 (September 30, 2013 - $180,743), after adjusting for non-cash activities.

Cash used in investing activities during the third quarter of 2014 was $2,629,442 (September 30, 2013 - $1,781,121).  Significant items include expenditures on mineral property interests of $2,620,144 relates to a drill program and other work designed to advance the engineering studies and the exploration of targets outside of the Ixtaca zone within the project boundaries (Third quarter of 2013 - $1,845,719).

During the three months ended September 30, 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015.  The Company incurred finders’ fees of $122,761, comprised of a cash payment of $107,400 and the issuance of finder’s warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015.  The fair value of the finder’s warrants of $15,361 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 1.00%; Expected life - 1 year; Expected volatility – 49.30%; and Expected dividend yield - 0%. In connection with the private placement, the Company also incurred $133,350 share issue costs.

During the three months period ended September 30, 2013, the Company closed a non-brokered private placement by the issuance of 4,376,000 units at a price of $1.25 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016. A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.

Nine months ended September 30, 2014

Cash used in operations during the nine months ended September 30, 2014 was $2,106,316 (nine months ended September 30, 2013 – $2,016,660), after adjusting for non-cash activities.

Cash used in investing activities during the nine months ended September 30, 2014 was $5,072,837 (nine months ended September 30, 2013 – $5,170,323).  Significant items include expenditures on mineral property interests of $5,188,826 (nine months ended September 30, 2013 - $5,233,487) primarily on drilling, technical studies, infill drilling to support the PFS engineering study and the exploration of targets outside of the Ixtaca zone.

During the nine month period ended September 30, 2014, the Company received $121,500 (nine months ended September 30, 2013 - $172,550) on the exercise of 150,000 (nine months ended September 30, 2013 – 145,000) stock options.

During the nine months ended September 30, 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015.  The Company incurred finders’ fees of $122,761, comprised of a cash payment of $107,400 and the issuance of finder’s warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015. The fair value of the finder’s warrants of $15,361 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 1.00%; Expected life - 1 year; Expected volatility – 49.30%; and Expected dividend yield - 0%. In connection with the private placement, the Company also incurred $133,350 share issue costs.

During the nine months ended September 30, 2013, the Company received $5,470,000 on closing a private placement by the issuance of 4,376,000 units at a price of $1.25 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016. A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2012	59,722,321	$75,237,977
December 31, 2013	64,578,321	$81,151,042
November 12, 2014	68,728,321	$87,083,931

Share issuances during fiscal 2014:

During the period ended November 12, 2014, the Company received $121,500 on the exercise of 150,000 stock options.

On August 1, 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015. The Company incurred finders’ fees of $122,761, comprised of a cash payment of $107,400 and the issuance of finder’s warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015. The fair value of the finder’s warrants of $15,361 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 1.00%; Expected life - 1 year; Expected volatility – 49.30%; and Expected dividend yield - 0%. In connection with the private placement, the Company also incurred $133,350 share issue costs.

The following table summarizes information about warrants outstanding at November 12, 2014:

	Exercise		Dec 31,			Expired/	November 12,
Expiry date	price		2013	Issued	Exercised	Cancelled	2014
January 17, 2015*		$1.50	4,376,000	-	-	-	4,376,000
July 17, 2016		$1.50	186,000	-	-	-	186,000
August 1, 2015 August 1, 2015	$ $	2.00 1.50	- -	2,000,000 48,000	- -	- -	2,000,000 48,000
Warrants outstanding and exercisable			4,562,000	2,048,000	-	-	6,610,000
Weighted average exercise price			$1.50	$1.99	-	-	$1.66

*Expiry date is extended to July 17, 2016 and exercise price increases to $1.80 per share if the warrants are not exercised by January 17, 2015.

The table in Note 11(c) to the consolidated financial statements summarizes information about warrants outstanding at December 31, 2013.

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan.  This plan and its terms are detailed in Note 11(d) to the consolidated financial statements for the year ended December 31, 2013.  During the nine months ended September 30, 2014 and to the date of this MD&A, the Company granted the following stock options:

Number of Stock Options Granted	Price Per Share	Expiry Date
375,000	$ 1.19	January 2, 2019
65,000	$ 1.51	May 6, 2016
150,000	$ 1.50	July 2, 2019
150,000	$ 1.56	July 14, 2016
150,000	$ 1.40	October 10, 2016

The following table summarizes information about stock options outstanding at November 12, 2014:

Expiry date	Exercise Price	Dec 31, 2013	Granted	Exercised	Expired/ Cancelled	Aug 12, 2014
May 4, 2014	$2.18	65,000	-	-	(65,000)	-
July 13, 2014	$1.96	170,000	-	-	(170,000)	-
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	(150,000)	-	-
January 4, 2015	$1.14	970,000	-	-	-	970,000
February 22, 2015	$2.26	20,000	-	-	-	20,000
April 25, 2015	$1.67	25,000	-	-	-	25,000
May 6, 2016	$1.51	-	65,000	-	-	65,000
September 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
September 8, 2016	$3.29	2,270,000	-	-	-	2,270,000
July 14, 2016	$1.56	-	150,000	-	-	150,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
October 10, 2016	$1.40	-	150,000	-	-	150,000
May 4, 2017	$2.18	225,000	-	-	-	225,000
September 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 20018	$1.98	90,000	-	-	-	90,000
September 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	-	375,000	-	-	375,000
July 2, 2019	$1.50	-	150,000	-	-	150,000
Options outstanding and exercisable		5,840,000	890,000	(150,000)	(235,000)	6,345,000
Weighted average
exercise price		$2.38	$1.36	$0.81	$2.02	$2.29

As of date of this MD&A, there were 68,728,321 common shares issued and outstanding and 81,683,321 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None.

Contractual Commitments

The Company is committed under an operating lease for its office premises with aggregate minimum lease payments (see below) to the expiration of the lease on January 31, 2016. On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at September 30, 2014, the remaining payments for the executive contract and the operating lease are due as follows:

	2014	2015	2016	2017	2018	Total

Office lease	$37,041	$148,164	$12,347	$-	$-	$197,552
Executive contracts	126,250	505,000	505,000	505,000	505,000	2,146,250
	$163,291	$653,164	$517,347	$505,000	$505,000	$2,343,802

Proposed Transactions

None.

Transactions with Related Parties

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development.  The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended September 30,				Nine months ended September 30,
	2014		2013		2014		2013

Salaries, fees and benefits	$176,875	(i)	$172,500	(i)	$521,875	(i)	$517,500	(i)
Share-based compensation	124,500	(ii)	-		409,500	(iii)	340,250	(iv)
Director’s fees	-		-		48,000		48,000
	$301,375		$172,500		$979,375		$905,750

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $60,000 and $180,000, respectively, during the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013 - $60,000 and $180,000, respectively) for geological services provided to the Company and is recorded in general exploration expenses.

(ii)
Comprised of 150,000 options granted pursuant to the Company’s stock option plan.  The value of the option-based awards is based on the fair value of the awards ($0.83) calculated using the Black-Scholes model at the July 2, 2014 grant date.

(iii)
Comprised of stock options granted pursuant to the Company’s stock option plan.  The value of 375,000 option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date.  The value of 150,000 option-based awards is based on the fair value of the awards ($0.83) calculated using the Black-Scholes model at the July 2, 2014 grant date.

(iv)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 4, 2013 grant date.  The value of 250,000 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date. All options vested upon grant.

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has a director in common with ATW.

ii)  Other

(a)
During the three and nine months ended September  30, 2014, no payments were paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (three and nine months ended September 30, 2013 - $Nil and $6,300, respectively).

(b)
During the three and nine months ended September 30, 2014, the Company employed the Chairman’s daughter for a salary of $8,450 and $25,350, respectively, less statutory deductions (three and nine months ended September 30, 2013 - $7,250 and $21,750, respectively) for marketing and administrative services provided to the Company.

(c)
During the three and nine months ended September 30, 2014, the Company paid a company controlled by a Director of the Company, $Nil and $Nil, respectively (three and nine months ended September 30, 2013 - $700 and $700, respectively) for accounting services provided to the Company.

Financial Instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at September 30, 2014, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$400,213	$285,263
Accounts receivable and prepaid expenses	67,179	16,121
Total assets	$467,392	$301,384

Trade and other payables	$44,624	$25,922
Total liabilities	$44,624	$25,922

Net assets	$422,768	$275,462

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $42,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $27,500.

(b)	Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s excise tax consists primarily of harmonized sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2014 the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $97,500.

(e)	Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by 21,500.

(f)	Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$1,120,267	$-	$-	$1,120,267

The Company does not invest in derivatives to mitigate these risks.

Management of Capital

The Company manages its common shares, stock options and warrants as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.  In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Subsequent Event

On October 21, 2014, the Company announced that its Board of Directors has unanimously approved a strategic reorganization of its business.  Almaden's early stage exploration projects, royalty interests and certain other non-core assets will be transferred to a newly incorporated company (“Spinco”).  Shareholders of the Company will receive shares in Spinco in proportion to their shareholdings in Almaden.  There will be no change to shareholders’ existing interests in the Company.

It is intended that, as part of the reorganization, Almaden's current shareholders will receive shares of Spinco by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Spinco.  This exchange is intended to be taxed in a manner similar to a return of capital on the shares of Almaden.  Warrantholders of Almaden will receive warrants of Spinco which are proportionate to, and reflective of the terms of, their existing warrants.  The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), and must be approved by the Supreme Court of British Columbia and by the affirmative vote of 66 2/3% of Almaden’s shareholders in attendance at a shareholders’ meeting.  The Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V").  Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V.

On October 10, 2014, the Company granted 150,000 options with an exercise price of $1.40 to an employee.  The options are exercisable for a period of two years.  All of the options granted vested immediately at the date of grant.

Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment (Note 7) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	the recoverability of accounts receivable which is included in the condensed consolidated interim statements of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;
o
the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statements of financial position and the related depreciation included in the condensed consolidated interim statements of comprehensive loss;

o	the estimated value of the exploration and development costs which is recorded in the condensed consolidated interim statements of financial position;
o	the inputs used in accounting for share option expense in the condensed consolidated interim statements of comprehensive loss;
o
the provision for income taxes which is included in the consolidated statements of comprehensive (loss) income and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2013;

o	the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statements of financial position;
o	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
o	the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a);
o	the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 8(b).

Application of new and revised accounting standards effective January 1, 2014

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

•	IFRIC 21 – Levies
•	Amendments to IAS 32 - Financial Instruments: Presentation

IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments.  IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”).  IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.  There was no material impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

Amended standard IAS 32 Financial Instruments: Presentation (“IAS 32”) - Amendment to IAS 32 are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.  The Company determined that the adoption of the amendments to IAS 32 did not result in any change in the financial statements.

The following are the accounting standards issued but not yet effective, as of September 30, 2014.

(a)        Effective for annual periods beginning on or after October 1, 2014

(i)	Amended standard IFRS 2 Share-based Payment - The amendment to IFRS 2 re-defines the definition of “vesting condition.”
(ii)
Amended standard IFRS 3 Business Combinations - The amendment to IFRS 3 provides further clarification on the accounting treatment for contingent consideration, and provides a scope exception for joint ventures.

(iii)
Amended standard IFRS 8 Operating Segments - The amendments to IFRS 8 provides further clarification on the disclosure required for the aggregation of segments and the reconciliation of segment assets.

(iv)	Amended standard IFRS 13 Fair Value Measurement - The amendment to IFRS 13 provides further details on the scope of the portfolio exception.
(v)	Amended standard IAS 16 Property, Plant and Equipment - The amendment to IAS 16 deals with the proportionate restatement of accumulated depreciation on revaluation.
(vi)	Amended standard IAS 24 Related Party Disclosures - The amendment to IAS 24 deals with the disclosure required for management entities.
(vii)	Amended standard IAS 38 Intangible Assets - The amendment to IAS 38 deals with the proportionate restatement of accumulated depreciation on revaluation.

(b)        Effective for annual periods beginning on or after January 1, 2015

(i)	Amended standard IFRS 7 Financial Instruments: Disclosures - The amendments to IFRS 7 outline the disclosures required when initially applying IFRS 9 Financial Instruments.

(c)        Effective for annual periods beginning on or after January 1, 2017

(i)
New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(d)        Effective for annual periods beginning on or after January 1, 2018

(i)
New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement.  The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2014, as required by Canadian securities law.  Based on that evaluation, the CEO and the CFO have concluded that, as of September 30, 2014, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.  Based on evaluations performed of the Company’s internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended September 30, 2014 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, Ph.D, P.Eng
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Barry Smee, Ph.D, P.Geo
Mark T. Brown, CPA, CA
William J. Worrall, Q.C.

Audit Committee members:
Mark T. Brown, CPA, CA
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President
Korm Trieu, CPA, CA – Chief Financial Officer
Douglas McDonald, M.A.Sc., B.Com – Vice President, Corporate Development
Dione Bitzer, CPA, CMA – Controller & Corporate Secretary